

SECU[illegible] 10031159 MISSION

OMB Number:	3235-0123
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SEC FILE NUMBER
8- 24504



SEC MAIL
RECEIVED
PROCESSING
AUG 27 2010
WASH, D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARIS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Hudson Street Suite 201
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jan Marks 201-459-9997
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haefele Flanagan & Co.
(Name — *if individual, state last, first, middle name*)

PO Box 471 (Address) Moorestown (City) NJ (State) 08057 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jan Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paris Securities Corporation, as of ______, XX 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______



Signature

Jan Marks, President

Title

DANIELA A. DOWD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 3/14/2011



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

PARIS SECURITIES CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009

TABLE OF CONTENTS

HAEFELE FLANAGAN

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

[illegible], Flanagan & Co., p.c.
[illegible]s Corporate Center
[illegible] 2, Suite 200, 1000 Lenola Road
[illegible] 471, Moorestown, NJ 08057

(856) 722-5300
(215) 627-5150
Fax: (856) 722-5395
www.hfco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Paris Securities Corporation
Hoboken, New Jersey

We have audited the accompanying statement of financial condition of **PARIS SECURITIES CORPORATION** as of June 30, 2010 and 2009 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PARIS SECURITIES CORPORATION** as of June 30, 2010 and 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and CFTC Regulation 1.17. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haefele, Flanagan & Co. p.c.

Moorestown, New Jersey
August 23, 2010

PARIS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

ASSETS

	2010	2009
Cash, non-segregated	$ 21,183,886	$ 557,617
Receivables from broker-dealers and clearing organizations	1,056,275	30,416,635
Receivables from related parties	29,482,534	22,328,697
Securities owned:		
Marketable, at market value	18,793,813	13,632,075
Memberships in exchanges, at cost	2,119,707	446,607
Prepaid taxes	8,452,155	-0-
Other assets	1,200	1,200
Total Assets	$ 81,089,570	$ 67,382,831

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Accounts payable and accrued expenses	$ 10,631	$ 6,000
Accrued income taxes	4,310,047	6,069,565
Due to related party	16,043,219	1,430,536
Deferred tax liability	2,371,480	1,925,440
Stockholder's equity		
Common stock - 20,000 shares, $1 par value authorized, issued, and outstanding	20,000	20,000
Additional paid-in capital	4,911,832	4,911,832
Accumulated other comprehensive income	3,030,523	2,667,687
Retained earnings	50,391,838	50,351,771
Total stockholder's equity	58,354,193	57,951,290
Total Liabilities and Stockholder's Equity	$ 81,089,570	$ 67,382,831

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Revenues		
Commission income	$ 16,508	$ 797,181
Seat rental income	545,450	537,790
Interest and dividends	1,267,356	2,516,702
Investment income	390,994	66,852,890
Miscellaneous income	932	-0-
Total revenues	2,221,240	70,704,563
Expenses		
Employee compensation and benefits	468,608	1,288,363
Floor brokerage, exchange, and clearing fees	3,541	139,341
Communications and data processing	26,768	132,134
Occupancy	24,571	19,020
Other expenses	1,052,179	2,948,855
Total expenses	1,575,667	4,527,713
Income before income taxes	645,573	66,176,850
Provision for income taxes		
Federal	186,570	18,871,213
State	96,836	9,907,088
Total provision for income taxes	283,406	28,778,301
Net income	362,167	37,398,549
Other comprehensive income		
Net unrealized gain (loss) on available-for sales securities	808,876	(91,701,515)
Deferred income tax (provision) benefit	(446,040)	41,439,999
Comprehensive income (loss)	362,836	(50,261,516)
Combined Net Income and Comprehensive Income (Loss)	$ 725,003	$ (12,862,967)

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Common Stock		Additional		Accumulated	
	Number of Shares	$1 Par Value	Pain-In Capital	Retained Earnings	Other Comprehensive Income (Loss)	Totals
Balance at June 30, 2008	20,000	$ 20,000	$ 4,911,832	$ 18,351,638	$ 52,929,203	$ 76,212,673
Net income	-0-	-0-	-0-	37,398,549	-0-	37,398,549
Other comprehensive loss Unrealized gain on available for sale securities, net of deferred tax provision of $41,439,999	-0-	-0-	-0-	-0-	(50,261,516)	(50,261,516)
Dividends	-0-	-0-	-0-	(5,398,416)	-0-	(5,398,416)
Balance at June 30, 2009	20,000	$ 20,000	$ 4,911,832	$ 50,351,771	$ 2,667,687	$ 57,951,290
Net income	-0-	-0-	-0-	362,167	-0-	362,167
Other comprehensive income (loss) Unrealized loss on available for sale securities, net of deferred tax provision of $446,040	-0-	-0-	-0-	-0-	362,836	362,836
Dividends	-0-	-0-	-0-	(322,100)	-0-	(322,100)
Balance at June 30, 2010	20,000	$ 20,000	$ 4,911,832	$ 50,391,838	$ 3,030,523	$ 58,354,193

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities		
Net income	$ 362,167	$ 37,398,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Deferred income taxes	-0-	(328,787)
Gain on sale of marketable securities	(118,830)	(54,636,895)
Gain on sale of exchange memberships	(260,000)	(6,754,400)
Bad debt expense	729,901	-0-
(Increase) decrease in:		
Receivables from broker-dealers and clearing organizations	29,360,360	(27,429,241)
Commissions receivable	-0-	107,786
Prepaid taxes	(8,452,155)	-0-
Other assets	-0-	437,552
Increase (decrease) in:		
Accounts payable and accrued expenses	4,631	-0-
Accrued income taxes	(1,759,518)	6,069,565
Net cash provided by (used in) operating activities	19,866,556	(45,135,871)
Cash Flows From Investing Activities		
Proceeds from sales of marketable securities	6,859,706	88,437,355
Purchases of marketable securities	(11,093,738)	(31,762,679)
Proceeds from sales of exchange memberships	260,000	10,016,409
Purchases of exchange memberships	(1,673,100)	-0-
Advances to related parties, net of repayments	(7,883,738)	(17,138,248)
Net cash provided by (used in) investing activities	(13,530,870)	49,552,837
Cash Flows From Financing Activities		
Advances from related party, net of repayments	14,612,683	1,430,536
Dividends	(322,100)	(5,398,416)
Net cash provided by (used in) financing activities	14,290,583	(3,967,880)
Net increase in cash	20,626,269	449,086
Cash, beginning of year	557,617	108,531
Cash, end of year	$ 21,183,886	$ 557,617

The accompanying notes are an integral part of these financial statements.

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

The Company is principally engaged in leasing its exchange memberships to individuals. Prior to July 1, 2009, the Company operated as a broker-dealer for New York Stock Exchange member firms and other broker-dealers. The Company is a New York Corporation that is a wholly-owned subsidiary of Paris Holding Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Seat rental income is recognized monthly over the terms of the related lease agreements.

Receivables - Recognition of Bad Debts

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a separate component of accumulated other comprehensive income. Interest income, dividends, realized gains and losses and decline in value judged to be other than temporary are included in investment income. The cost of securities sold is based on specific identification.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its Federal income tax returns on a consolidated basis with its parent company. Federal income taxes are calculated as if the Company filed on a separate return basis. The Company files its own state and local tax returns. For income tax purposes, gains and losses on the sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commencing July 1, 2009, the Company adopted the guidance on accounting for uncertainty in income taxes which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements; and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Interest and penalties related to unrecognized tax benefits will be recognized in operating expenses. At the adoption date and as of June 30, 2010, there were no material identified tax benefits that were considered uncertain tax positions. The State of New Jersey began an examination of the Company's New Jersey income tax returns for 2006 through 2008 in May 2009 that is estimated to be completed by September 30, 2010. As of June 30, 2010, the State of New Jersey has proposed significant adjustments to the Company's revenue allocations. Management is currently evaluating those proposed adjustments. The Company does not anticipate the adjustments, if accepted, would result in a material change to its financial position. The Company does, however, anticipate that it is reasonably possible that an additional payment of approximately $3,000,000 will be made by the end of 2010, and therefore, has accrued this possible additional payment in its financial statements. The Company has also determined that no federal liability for uncertain tax positions is required; however tax years 2006 through 2009 remain open for examination by the Internal Revenue Service.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary decline in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the years ended June 30, 2010 and 2009.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash as its operating bank accounts.

Note 1 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance to establish the FASB Accounting Standards Codification (ASC) as the single source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with accounting principles generally accepted in the United States of America. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. The Company implemented the guidance during the year ended June 30, 2010.

Note 2 – Cash Concentration

The Company maintains its cash balances in several financial institutions located in New Jersey and New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Amounts in excess of insured limits were $20,879,637 and $439,617 at June 30, 2010 and 2009.

Note 3 – Marketable Securities

The following is a summary of marketable securities at June 30, 2010 and 2009:

June 30, 2010	Cost	Fair Value	Unrealized Gains
Marketable securities	$ 13,391,809	$ 18,793,813	$ 5,402,004

June 30, 2009	Cost	Fair Value	Unrealized Gains
Marketable securities	$ 9,038,947	$ 13,632,075	$ 4,593,128

Proceeds from the sale of marketable securities during the years ended June 30, 2010 and 2009 amounted to $6,859,706 and $88,437,355.

Gross realized gains on sales of marketable securities for the years ended June 30, 2010 and 2009 were $118,830 and $54,636,895.

The net adjustment to unrealized holding gains on marketable securities included as a separate component of accumulated other comprehensive income was a gain of $808,876 and a loss of ($91,701,515) for the years ended June 30, 2010 and 2009.

Note 4 – Receivables from Broker-Dealers and Clearing Organizations

Accounts receivable from broker-dealers and clearing organizations represent cash and money-market accounts owned by the Company which are invested with other broker-dealers.

Note 5 – Receivables from Related Parties

The Company has made a secured loan to a related party. The interest rate is the lowest interest rate charged by the Company's financial institution. The interest rate was 3% as of June 30, 2010 and 2009. Annual principal payments are to be no less than 5% of the outstanding balance on December 31 of the prior year. As of June 30, 2010 and 2009, the outstanding balance on the loan, including accrued interest, was $205,255 and $215,063. The loan is collateralized by 389.7 shares of Paris Holding Corporation capital stock. The maturity date is December 31, 2025.

The Company has made a secured loan to a related party. The interest rate is 1/2 of 1% (50 basis points) in excess of the Federal Fund Rate, which was .75% as of June 30, 2010 and 2009. Payments are to be paid monthly in the amount of $4,350 plus interest. The balance at June 30, 2010 and 2009 was $391,741 and $443,974. The loan is collateralized by the first mortgage on residential property in Collingswood, New Jersey. The maturity date is December 31, 2017 with any outstanding balance and interest due then.

The Company has made an unsecured loan to a related party in the amount of $104,157. The interest rate was 3% as of June 30, 2010 and 2009. Principal payments are to be paid quarterly. As of June 30, 2010 and 2009, the outstanding balance on the loan, including accrued interest, was $100,476 and $97,517. The maturity date is June 1, 2019.

The Company has made an unsecured loan to a related party. The interest rate was 3% as of June 30, 2010 and 2009. The amount of the loan is $891,554 for five years. Principal payments are scheduled for the third, fourth, and fifth years of the loan with each payment being one-third of the loan. As of June 30, 2009, the outstanding balance on the loan, including accrued interest, was $713,707. During the year ended June 30, 2010, the outstanding balance on the loan, including accrued interest, was written off as bad debt due to the insolvency of the related party. Bad debt expense of $729,901 is included in other expenses on the Statement of Income and Comprehensive Income.

The Company has made a secured loan to a related party in the amount of $2,000,000. The interest rate is the lowest interest rate charged by the Company's financial institution. The interest rate is 3 % as of June 30, 2010 and 2009. Principal payments are to be paid each year equal to 10% of the outstanding balance for ten years. As of June 30, 2010 and 2009, the outstanding balance on the loan, including accrued interest, was $813,490 and $789,536. The loan is collateralized by 6,673.8 shares of Paris Holding Corporation capital stock. The maturity date is December 31, 2015.

Note 5 – Receivables from Related Parties (continued)

The Company has made a secured loan to a related party. The amount of the loan is $13,525,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2010 and 2009, the outstanding balance of the loan, including accrued interest, was $13,558,349 and $13,572,836. The loan's maturity date is June 30, 2012.

The Company has extended a secured line of credit agreement to a related party with potential borrowings of up to $10,000,000. The amount drawn on the line of credit by the related party during the years ended June 30, 2010 and 2009 was $7,900,000 and $2,000,000. The line of credit bears interest at 3% per year. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2010 and 2009, the outstanding balance, including accrued interest, on the line of credit was $9,922,578 and $2,005,755. The maturity date is July 31, 2012.

The Company has made a secured loan to a related party. The amount of the loan is $3,540,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2010 and 2009, the outstanding balance of the loan, including accrued interest, was $1,603,945 and $3,552,521. The loan's maturity date is June 30, 2012.

The Company has extended a secured line of credit agreement to a related party with potential borrowings of up to $2,000,000. The amount drawn on the line of credit by the related party during the years ended June 30, 2010 and 2009 was $1,400,000 and $500,000. The line of credit bears interest at 3% per year. The loan is collateralized by the related party's inventory, furnishings, fixtures, machinery, supplies, all other tangible property, accounts receivable, contracts, bank accounts, other liquid assets, copyrights, patents, and all intangible assets. As of June 30, 2010 and 2009, the outstanding balance, including accrued interest, on the line of credit was $1,904,110 and $501,439. The maturity date is June 30, 2011.

The Company has made a secured loan to a related party. The amount of the loan is $435,000 with an interest rate of 3% per year. Repayment is required once the related party obtains permanent financing from a financial institution. The loan is collateralized by land. As of June 30, 2010 and 2009, the outstanding balance of the loan, including accrued interest, was $436,073 and $436,349. The loan's maturity date is June 30, 2010.

Note 5 – Receivables from Related Parties (continued)

The Company has made a secured loan to a related party. The amount of the loan is $300,000 with an interest rate of 3% per year. Payments are to be paid monthly in the amount of $1,666 plus interest. The balance at June 30, 2010 was $300,395. The loan is collateralized by the first mortgage on residential property in Brooklyn, New York. The maturity date is July 31, 2025 with any outstanding balance and interest due then.

The Company has made a secured loan to a related party. The amount of the loan is $170,000 with an interest rate of 3% per year. The balance at June 30, 2010 was $171,030, including accrued interest. The loan is collateralized by shares of Paris Holding Corporation capital stock. The loan is short term and to be repaid by December 31, 2010.

The Company has made a secured loan to a related party. The amount of the loan is $75,000 with an interest rate of 3% per year. The balance at June 30, 2010 was $75,092, including accrued interest. The loan is collateralized by shares of Paris Holding Corporation capital stock. Interest only payments are to be made until June 30, 2011, at which time, the entire balance, including any accrued interest is due.

Note 6 – Due to Related Party

During the year ended June 30, 2010, the Company entered into a line of credit agreement with a related party with potential borrowings of up to $20,000,000. Interest accrues on the outstanding loan from the date of each advance until the date of repayment, at a rate of interest equal to the highest rate of interest then paid to the Company by the Company's banks (.5% at June 30, 2010). All amounts borrowed under the line are to be repaid no later than August 15, 2012. As of June 30, 2010, the company has $16,043,219 outstanding on the line of credit agreement, including accrued interest.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $15,036,029 which was $14,936,029 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0007 to 1. At June 30, 2009, the Company had net capital of $32,629,975 which was $32,129,568 in excess of its required net capital of $500,407. The Company's net capital ratio was 0.23 to 1.

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009

Note 8 – Income Taxes

The income tax expense (benefit) for the year ended June 30, 2010 and 2009 consists of the following:

	2010	2009
Current		
Federal	$ 186,570	$ 18,871,213
State	96,836	9,907,088
	$ 283,406	$ 28,778,301
Deferred		
Federal	$ 293,629	($ 30,435,817)
State	152,411	(11,004,182)
	$ 446,040	($ 41,439,999)

The current portion of the income tax expense is included in the statement of income and the deferred portion of the income tax expense (benefit) is included in the statement of comprehensive income.

The tax provision differs from amounts that would be calculated by applying federal statuatory rates to income before provision for income taxes primarily because the Company has marketable securities with an unrealized gain as of June 30, 2010 and 2009 in the amounts of $5,402,004 and $4,593,128. The deferred tax liability on the unrealized gains as of June 30, 2010 and 2009 amounts to $2,371,480 and $1,925,440.

Note 9 – Lease Commitments

The Company leases its office facilities on a month-to-month basis. The monthly rent is $2,085.

Rental expense for the years ended June 30, 2010 and 2009 amounted to $24,571 and $19,020.

Note 10 – Post-Retirement Benefits

The Company has a 401(k) plan for the benefit of all eligible employees. To become a participant in the Plan, an employee must meet the Plan's eligibility requirements. Once an employee becomes a participant, Paris Securities Corporation will maintain an Individual Account for each participant. To be eligible to participate in the Plan, the employee must have at least one year of service and be at least twenty-one years old. The Company will match up to a maximum of 4% of the employee's gross wages on a dollar for dollar basis. An employee becomes fully vested upon completion of five years of qualifying service.

Note 10 – Post-Retirement Benefits (continued)

The Company also has a profit sharing plan for the benefit of all eligible employees. To be eligible, the employee must work at least 500 hours of service during the Plan year. Contributions to the Plan are made at the discretion of management of the Company. An employee becomes fully vested upon completion of five years of qualifying service.

The Company's contributions to the Plans during the years ended June 30, 2010 and 2009 were $3,051 and $22,640.

Note 11 – Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect long-term investment account balances and the amounts reported in the statement of financial condition.

Note 12 – Fair Value Measurements

FASB ASC 820, "Fair Value Measurements," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following table presents the Company's fair value hierarchy for the financial assets measured at fair value on a recurring basis:

Note 12 – Fair Value Measurements (continued)

	Fair Value Measurements at June 30, 2010 Using:	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Receivables from broker-dealers and clearing organizations	$ 1,056,275	$ 1,056,275
Marketable securities	$ 18,793,813	$ 18,793,813

	Fair Value Measurements at June 30, 2009 Using:	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Receivables from broker-dealers and clearing organizations	$ 30,416,635	$ 30,416,635
Marketable securities	$ 13,632,075	$ 13,632,075

Note 13 – Subsequent Events

In accordance with FASB ASC 855, "Subsequent Events," the Company evaluated subsequent events through August 23, 2010 the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AND CFTC REGULATION 1.17
AS OF JUNE 30, 2010

SCHEDULE I
PARIS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

Net capital		
Total ownership equity from Statement of Financial Condition		$ 58,354,193
Deductions and/or charges:		
Nonallowable assets:		
Receivables from related *parties*	29,482,534	
Securities not readily marketable	500,000	
Exchange memberships	2,119,707	
Prepaid taxes	8,452,155	
Other assets	1,200	
Total nonallowable assets		40,555,596
Net capital before haircuts on securities positions		17,798,597
Haircuts on securities		
Trading and investment securities		
Options	9,248	
Other securities	2,753,320	
Total haircuts on securities		2,762,568
Net capital		15,036,029
Aggregate indebtedness		
Liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	10,631	
Total aggregate indebtedness		10,631
Computation of basic net capital requirement		
Minimum net capital required:		709
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		14,936,029
Excess net capital at 1000%		$ 15,034,966
Ratio: Aggregate indebtedness to net capital		0.07%

See auditors' report.

HAEFELE FLANAGAN

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

. Flanagan & Co., p.c.
ls Corporate Center
g 2, Suite 200, 1000 Lenola Road
x 471, Moorestown, NJ 08057

(856) 722-5300
(215) 627-5150
Fax: (856) 722-5395
www.hfco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17A-5(G)(1)

To the Stockholder
Paris Securities Corporation:

In planning and performing our audit of the financial statements of Paris Securities Corporation as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Haefele, Flanagan & Co. p.c.

Haefele Flanagan & Co., p.c.
Moorestown, New Jersey
August 23, 2010